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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LL&E Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
502003106
(CUSIP Number)
Andrew J. Rosell
Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(817) 348-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,243,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,243,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,243,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IA, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,243,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,243,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,243,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS John Kleinheinz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,243,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,243,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,243,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D Amendment No. 1
This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”) and Mr. John B. Kleinheinz (“Mr. Kleinheinz, and collectively with Kleinheinz and LDC, the “Reporting Persons”).
The Schedule 13D relates to units of beneficial interest (the “Units”) of LL&E Royalty Trust, a Texas trust (the “Issuer”), purchased by Kleinheinz for the account of private investment funds (the “Funds”) for which Kleinheinz acts as investment adviser and LDC acts as the general partner.
This Amendment is being filed to amend and restate in their entirety Item 3, and Item 5 of the Schedule 13D.

Item 3. Source and Amount of Funds
The net investment costs (including commissions, if any) of the Units purchased by the Reporting Persons are approximately $2,372,985. Currently, all Units are held by the Funds. The source of funds to purchase the Units was the working capital of the Funds.

Item 5. Interest in Securities of the Issuer
According to information provided by the Issuer in a Form 10-K filed with the Securities and Exchange Commission on August 27, 2009, as of August 25, 2009, there were 18,991,304 Units outstanding.
(a) Klieinheinz, LDC and Mr. Kleinheinz may be deemed to beneficially own the 1,243,895 Units owned by the Funds, representing approximately 6.6% of the Issuer’s outstanding Units.
(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the Units reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a). Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the Units each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such Units.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the period beginning sixty days prior to the Reporting Person’s obligation to file this Amendment, and ending on the filing date of this Amendment are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 7, 2009

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Managing Director

/s/ John B. Kleinheinz

John B. Kleinheinz

ANNEX A

				Price Per Unit
Transaction Date	Account	Buy/(Sell)	Number of Units	(US $)
06/05/09	Funds	SELL	500,000	$0.5570
All transactions were effectuated in the open market through a broker.